Exhibit 99.7

LDH Energy Asset Holdings LLC
Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008

Report of Independent Auditors
To the Member
LDH Energy Asset Holdings LLC
We have audited the accompanying consolidated balance sheets of LDH Energy Asset Holdings LLC as of December 31, 2010 and 2009, and the related consolidated statements of income, member’s equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LDH Energy Asset Holdings LLC at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Hartford, Connecticut
February 28, 2011

LDH Energy Asset Holdings LLC
Consolidated Balance Sheets

	December 31
	2010	2009
	(In Thousands)
Assets
Current assets:
Cash	$21,377	$24,812
Trade accounts receivable, net allowance of $2,202 and $0, respectively	40,816	40,406
Trade receivables from related parties	47,987	53,428
Inventories	3,759	332
Prepaid expenses and other current assets	664	994

Total current assets	114,603	119,972
Property, plant and equipment, net	611,061	567,141
Intangibles, net	15,459	16,843
Goodwill	24,438	24,438
Other assets	19,478	22,290

Total assets	$785,039	$750,684

Liabilities and member’s equity
Current liabilities:
Accounts payable and accrued expenses	$103,118	$94,804
Accounts payable to related parties	4,513	7,072

Total current liabilities	107,631	101,876
Long-term debt	250,000	250,000
Other liabilities	438	2,649
Other liabilities to related parties	1,250	—
Commitments and contingencies (Note 9)	—	—
Member’s equity	425,720	396,159

Total liabilities and member’s equity	$785,039	$750,684
See accompanying notes.

LDH Energy Asset Holdings LLC
Consolidated Statements of Income

	Year Ended December 31
	2010	2009	2008
	(In Thousands)
Storage revenues	$119,299	$81,525	$54,529
Pipeline Transportation revenues	40,023	38,173	28,817
Fractionation and Processing revenues	187,192	136,969	241,337

Total revenues	346,514	256,667	324,683
Direct cost of Storage revenues	2,239	1,693	1,378
Direct cost of Pipeline Transportation revenues	486	1,598	5,468
Direct cost of Fractionation and Processing revenues	108,093	87,360	165,942

Total cost of revenues	110,818	90,651	172,788

Gross profit	235,696	166,016	151,895
Operating expenses	66,497	60,344	65,232
General and administrative expenses	35,641	28,111	9,989
Depreciation and amortization	25,597	22,279	15,773

Operating income	107,961	55,282	60,901
Interest expense, net	16,894	10,472	12,494
Other income (expense)	(481)	6	186

Income before taxes	90,586	44,816	48,593
Income tax provision	—	—	—

Net income	$90,586	$44,816	$48,593
See accompanying notes.

LDH Energy Asset Holdings LLC
Consolidated Statements of Member’s Equity

Member’s Equity
(In Thousands)
Balance at December 31, 2007	$60,544
Net income	48,593
Capital contributions	156,798

Balance at December 31, 2008	265,935
Net income	44,816
Capital contributions	311,910
Distributions to member	(226,502)

Balance at December 31, 2009	396,159
Net income	90,586
Capital contributions	6,975
Distributions to member	(68,000)

Balance at December 31, 2010	$425,720
See accompanying notes.

Asset Holdings LLC
Consolidated Statements of Cash Flows

	Year Ended December 31
	2010	2009	2008
	(In Thousands)
Operating activities
Net income	$90,586	$44,816	$48,593
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,213	20,894	14,388
Amortization of intangibles	1,384	1,385	1,385
Amortization of deferred financing costs	3,107	254	—
Bad debt expense	2,044	—	—
Other	454	587	481
Non-cash compensation	6,975	7,078	—
Changes in operating assets and liabilities:
Trade accounts receivable	(2,453)	(30,771)	6,262
Trade receivables from related parties	5,441	(51,789)	3,977
Inventories	(3,427)	1,266	39
Prepaid expenses and other current assets	330	815	403
Accounts payable and accrued expenses	3,268	73,153	(15,374)
Accounts payable to related parties	(2,560)	1,888	5,092
Other liabilities to related parties	1,250	—	—
Other	(2,629)	(1,761)	(396)

Net cash provided by operating activities	127,983	67,815	64,850
Investing activities
Purchases of property, plant and equipment	(63,087)	(96,144)	(172,786)

Net cash used in investing activities	(63,087)	(96,144)	(172,786)
Financing activities
Issuance of long term debt	—	250,000	—
Net borrowings from related parties	—	35,585	109,873
Distributions to member	(68,000)	(224,155)	—
Debt issuance costs	(331)	(11,145)	—

Net cash (used in) provided by financing activities	(68,331)	50,285	109,873
(Decrease) increase in cash	(3,435)	21,956	1,937
Cash at beginning of year	24,812	2,856	919

Cash at end of year	$21,377	$24,812	$2,856

Non-cash activities
Distribution of subsidiary to member	$—	$(2,347)	$—

Contribution of due to related parties to member’s equity	$6,975	$311,910	$156,798
See accompanying notes.

LDH Energy Asset Holdings LLC
Notes to Consolidated Financial Statements
December 31, 2010
1. Business, Organization and Summary of Significant Accounting Policies
Business – LDH Energy Asset Holdings LLC (the “Company”) provides services in the midstream sector of the energy industry, which is the link between upstream exploration and production activities and downstream end-user markets. The Company is engaged in the business of storing and transporting natural gas liquids; storing refined petroleum products; processing both natural gas and refinery off-gas; fractionating natural gas liquids and petrochemicals and storing and blending coal, primarily in the U.S. Gulf Coast. Operations are divided into three business segments: Storage, Pipeline Transportation, and Fractionation and Processing.
The activities of the Company are primarily conducted through its wholly owned subsidiary, LDH Energy Asset Holdings II LLC (“AH II”), which, in turn, conducts its activities through its wholly owned operating subsidiaries, which are as follows:

•
LDH Energy Mont Belvieu L.P. (“MBLP”) (Storage) owns and operates approximately 43 million barrels of natural gas liquid, refined petroleum product and petrochemical storage capacity in 24 underground salt dome caverns located in Mont Belvieu, Texas, as well as 200 miles of natural gas liquids pipelines located in Brazoria, Chambers and Harris Counties, Texas. Its pipeline system and associated interconnects tie the Mont Belvieu facility to refineries and petrochemical facilities along the upper Texas Gulf Coast. MBLP also provides truck and rail car loading capacity. In addition, through interconnections with third party pipelines, natural gas liquids and refined petroleum products stored by MBLP may be transported to the Midwest, Southeast and Northeast.

•
LDH Energy Hattiesburg LLC (Storage) owns and operates an underground natural gas liquid storage facility located in Petal, Mississippi. This storage facility consists of 3.9 million barrels of storage capacity, truck and rail loading racks, and drying equipment. The storage facility is principally used for the storage of propane and butane.

•
LDH Energy Cyrus River Terminal LLC (Storage) owns and operates a coal terminal along the Big Sandy River in Kenova, West Virginia, within the delivery zone for the NYMEX Central Appalachian coal futures contracts. The facility is a blending terminal where 5 million tons of coal per year can be aggregated and stored, and/or blended to higher specifications, then loaded onto barges and trucks. The facility has approximately 1.1 million tons of surface storage and a fleeting capacity of 13 barges.

•
LDH Energy Pipeline L.P. (Pipeline Transportation) owns and operates a 1,066-mile, intrastate, natural gas liquids pipeline system in the State of Texas. Originating in West Texas, the pipeline gathers Y-grade natural gas liquid streams from various third party gas processing plants in the Permian Basin and Barnett Shale and transports such liquids to locations in East Texas, including Hull, Texas and the Mont Belvieu, Texas area. Through third party interconnections, this pipeline system also transports Y-grade natural gas liquid streams produced in the Rocky Mountain region. The pipeline system, which includes a 200,000 barrel underground liquid storage facility used for system balancing, has an overall maximum capacity of 144,000 barrels per day at its current pump configuration.

•
LDH Energy Gas Development L.P. (Pipeline Transportation) owns and operates a pipeline system that gathers raw natural gas from producers in the southern end of the Barnett Shale field for delivery to gas plants connected to the pipeline. The gathering system includes approximately 100 miles of pipeline with a capacity of 20 million cubic feet per day at current compression.

•
LDH Energy Refinery Services LLC (Fractionation and Processing) owns and operates two cryogenic refinery off-gas processing facilities, a fractionator, and a pipeline connecting such facilities located along the Mississippi River corridor in South Louisiana. These plants process refinery off-gas from third party refineries and fractionate the resulting natural gas liquids and petrochemicals stream into its separate components.

•
LDH Energy Sea Robin LLC (“Sea Robin”) (Fractionation and Processing) owns a 20% interest in a cryogenic gas processing facility that straddles the Sea Robin natural gas pipeline at Erath, Louisiana. Sea Robin is located directly adjacent to the Henry Hub and provides access to nine interstate and four intrastate natural gas pipelines.

LDH Energy Asset Holdings LLC
Notes to Consolidated Financial Statements (continued)

1. Business, Organization and Summary of Significant Accounting Policies (continued)
Organization – The Company, a limited liability company organized under the laws of the State of Delaware, is a wholly owned subsidiary of Louis Dreyfus Highbridge Energy LLC (“LDH Energy”). LDH Energy is a subsidiary of Louis Dreyfus Ventures Corp. (“LDV”), its U.S. parent, which owns a controlling interest in LDH Energy. LDV is a wholly owned subsidiary of Louis Dreyfus Energy Holdings Schweiz AG, whose ultimate parent is Akira B.V.
In accordance with the limited liability company agreement, no current or future member shall be liable for debts, obligations or other liabilities of the Company solely by reason of being a member. Profits and losses for any fiscal year are fully allocated to the member.
To reorganize its asset businesses, LDH Energy contributed AH II, which was a wholly owned subsidiary of LDH Energy, to the Company effective December 2, 2009. This transaction has been accounted for in accordance with Accounting Standards Codification (“ASC”) 805–Business Combinations, in a manner similar to a pooling of interests. Accordingly, the assets and liabilities of AH II are included in the accompanying consolidated balance sheets effective February 24, 2009 (the date of formation of AH II) and the results of its operations, which is a net loss of approximately $7.3 million through December 2, 2009, is included in the accompanying consolidated statement of income since the date of formation. In conjunction with this reorganization effort, all of the membership interests in LDH Energy Resources LLC (“LDR”), a wholly owned subsidiary of the Company, were distributed to LDH Energy effective December 2, 2009, which is reflected as a distribution to member in the consolidated statement of member’s equity. The assets and liabilities of LDR and the results of its operations are included in the accompanying consolidated financial statements through the date of distribution.
Effective December 31, 2008, the Company’s member agreed to recapitalize the Company to achieve a capital structure consisting of approximately 50% affiliated debt and 50% equity. Accordingly, the Company’s member converted a portion of the due to related parties balance to an equity contribution on December 31, 2008. During 2009, the remaining balance in the due to related parties account was converted into an equity contribution in connection with the aforementioned reorganization.
Consolidation – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions between the Company and its subsidiaries have been eliminated.
Use of Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Reclassification – Certain reclassifications have been made to prior year amounts to conform to the current year presentations.
Revenue Recognition – Storage and Pipeline Transportation revenues are recognized when services are performed or products are delivered, respectively. Fractionation and Processing revenues are recognized when product is either loaded into a truck or injected into a third-party pipeline, which is when title and risk of loss pass to the customer.
Cash – At any time, cash in banks may exceed federally insured limits.
Trade Accounts Receivable – The Company regularly reviews its trade accounts receivable balances for collectibility in the event facts and circumstances indicate that the carrying amount may not be collectible and provides for any unrealizable amounts. Amounts are written off when they are deemed to be uncollectible. Past due status of accounts receivable is determined based on contract terms.
Concentration of Credit Risk – Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of trade accounts receivable. The Company performs ongoing credit evaluations of its customers’ financial condition but generally does not require collateral or other security to support customer receivables. A third-party customer accounted for approximately 15% and 21% of total trade accounts receivable, excluding related parties at December 31, 2010 and 2009, respectively. See Note 12 for further information on significant customers.

LDH Energy Asset Holdings LLC
Notes to Consolidated Financial Statements (continued)

1. Business, Organization and Summary of Significant Accounting Policies (continued)
Inventories – Storage and Pipeline Transportation inventories principally consist of physical quantities of natural gas liquids and coal recorded at the lower of cost or market. Fractionation and Processing inventories consist of fungible, physical quantities of natural gas liquids, which are acquired by the Company under various contracts with third parties and commingled in the Company’s facilities. As a result, the Company is unable to determine approximate cost of its Fractionation and Processing inventories. Since such inventories are immediately marketable at quoted market prices and have unit interchangeability, they have been recorded at fair value.
Investments – Sea Robin maintains an approximate 20% interest in a cryogenic gas processing facility. Capital expenditures for this facility are based on plant ownership; at December 31, 2010 and 2009, the Company’s cumulative share of these expenditures was approximately $8.8 million and is included in other assets in the accompanying consolidated balance sheets. Operating costs for this facility are allocated 50% based on plant ownership and 50% based on the ratio of the allocated share of an owner’s liquids produced to all liquids produced in the plant for a given month. For the years ended December 31, 2010, 2009 and 2008, operating expenses allocated to the Company were approximately $1.4 million, $1.5 million, and $1.2 million, respectively.
Fair Value of Financial Instruments – The carrying amount of the Company’s current assets and current liabilities approximate their fair value due to their short-term nature. The fair value of the Company’s senior debt approximates their carrying amounts due to their floating rates and the fact that the Company may repay the debt at any time at its carrying amount.
Property, Plant and Equipment, Net – Property, plant and equipment are carried at cost, which includes interest capitalized in accordance with ASC 835–Interest, and depreciated on a straight-line basis over their estimated useful lives. Maintenance and repairs are charged to expense as incurred.
Asset Retirement Obligations – ASC 410–Asset Retirement and Environmental Obligations, requires that the fair value of a liability for an asset retirement obligation be recorded when it is incurred. When the liability is initially recorded, the carrying amount of the related asset is correspondingly increased. Over time, the liability is accreted to its future value, with accretion recorded to expense, while the capitalized cost depreciates over the useful life of the related asset. Any changes in the estimate of an asset retirement obligation not attributable solely to the passage of time results in changes to both the carrying amount of the related asset and the liability for its retirement. In addition, ASC 410 denotes that when there is an obligation to perform an asset retirement activity, even though uncertainties exist about the timing or method of settlement, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be determined.
The Company believes that it is obligated by contractual or regulatory requirements to remove facilities or perform remediation upon retirement of certain of its assets; however, it is not able to reasonably determine the fair value of these asset retirement obligations since, at this time, the Company cannot reasonably predict when, or if, the pipelines, storage assets, processing facilities and related equipment would become completely obsolete and require decommissioning. The Company will record the appropriate asset retirement obligations in the period in which information allowing a reasonable estimate of such obligations becomes available.
Goodwill – In accordance with ASC 350–Intangibles-Goodwill and Other, goodwill, which represents the excess of cost over the fair value of net assets acquired in a business combination, is tested for impairment on an annual basis, or more frequently if impairment indicators exist. Goodwill has been allocated among, and evaluated for impairment at each of the Company’s reporting units. A reporting unit is defined under ASC 350 as an operating segment or a unit one level below an operating segment for which discrete financial information is available and regularly reviewed by management. The first step of the impairment test requires the comparison of the fair value of each of these reporting units to the respective carrying value. If the carrying value of the reporting unit is less than its fair value, no impairment exists and the second step is not performed. If the carrying value of the reporting unit is higher than its fair value, the second step must be performed to compute the amount of the goodwill impairment, if any. In the second step, the impairment is computed by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for the excess.

LDH Energy Asset Holdings LLC
Notes to Consolidated Financial Statements (continued)

1. Business, Organization and Summary of Significant Accounting Policies (continued)
The Company uses an analysis of multiple methodologies, including comparable public company multiples, comparable acquisition transaction multiples, and discounted cash flow models to estimate the current fair value of its reporting units when testing for impairments. A number of significant assumptions and estimates are used in these methodologies, including estimates of revenues, operating and other costs, capital spending, discount rates, and the selection of appropriate comparable companies. The Company has selected December 31st as its impairment measurement date and has determined that goodwill was not impaired as of December 31, 2010, 2009 or 2008.
Long-Lived Assets – The Company evaluates its long-lived assets for indicators of impairment, including finite-lived intangible assets (which are amortized over their estimated useful lives). When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more indicators of impairment, the Company evaluates the projected undiscounted cash flows related to the assets. If these cash flows are less than the carrying value of the assets, the Company measures the impairment using discounted cash flows or other methods of determining fair value. No impairments occurred during the years ended December 31, 2010, 2009 or 2008.
Debt Financing Costs – Debt financing costs are deferred and amortized to interest expense over the term of the related debt (see Note 7).
Contingencies – Certain conditions may exist as of the date that the Company’s financial statements are issued, which may result in a loss but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise in judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in proceedings, the Company’s management and legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.
If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of liability can be estimated, then the estimated liability would be accrued in the financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss (if determinable and material), is disclosed.
Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.
Income Taxes – As a limited liability company, the Company is generally not subject to federal or state income taxes and, accordingly, its operating results are included in the income tax returns of its member. The tax returns of the Company are subject to examination by federal and state taxing authorities. If such examinations result in adjustments to distributive shares of taxable income or loss, the tax liability of the member would be adjusted accordingly.
Interest – During the years ended December 31, 2010, 2009 and 2008, the Company recorded net interest expense of $16.9 million, $10.5 million and $12.5 million, respectively. The Company made cash payments for interest of $11.4 million, $4.6 million, and $0 in the years ended December 31, 2010, 2009, and 2008 respectively. The 2009 interest was paid to a related party (see Note 8). There were no cash payments for interest during the year ended December 31, 2008, as such amounts were settled through the due to related parties balance.
In accordance with ASC 835, the Company capitalizes interest on borrowed funds during the construction phase of all capital projects based on the Company’s weighted-average borrowing rate. During the years ended December 31, 2010 and 2009, the Company capitalized approximately $0.3 million and $1.0 million in interest, respectively.

LDH Energy Asset Holdings LLC
Notes to Consolidated Financial Statements (continued)

2. Recently Issued Accounting Standards
Codification – In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2009-01, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 168 (“ASU 2009-01”). The ASC is intended to be the authoritative source of U.S. GAAP, other than guidance put forth by the U.S. Securities and Exchange Commission. All other accounting literature not included in the ASC will be considered non-authoritative. The Company adopted this standard in 2009 and revised its disclosures accordingly for references to U.S. GAAP. The adoption of ASU 2009-01 had no impact on the Company’s financial position, results of operations or cash flows.
Income Taxes – In June 2006, the FASB issued authoritative guidance clarifying the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return (ASC 740 – Income Taxes). The guidance also provides direction regarding de-recognition, classification, interest and penalties, disclosure, and recognition. The Company adopted this guidance effective January 1, 2009. There are no unrecognized tax benefits, and as such, the adoption of ASC 740 had no impact on the Company’s financial position, results of operations or cash flows.
Fair Value Measurements – In September 2006, the FASB issued authoritative guidance for fair value measurements, which defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements (ASC 820–Fair Value Measurements and Disclosures). In February 2008, the FASB clarified the effective date of such guidance, which delayed the effective date for the Company for all non-financial assets and liabilities that are recognized at fair value on a nonrecurring basis, including goodwill and other intangible assets, until January 1, 2009. The measurement and disclosure requirements related to financial assets and financial liabilities were effective for the Company beginning January 1, 2008. The impact of the adoption of this guidance did not have an effect on the Company’s fair value measurements.
Business Combinations – In December 2007, the FASB issued revised guidance for recognizing and measuring identifiable assets acquired, liabilities assumed and any noncontrolling interest in an acquiree (ASC 805). It also requires acquisition-related costs to be expensed in the period in which the costs are incurred rather than including such costs as part of the acquisition price. Furthermore, the guidance provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of a business combination. The Company has adopted this guidance as of January 1, 2009. The impact of the adoption of this guidance on the Company is dependent upon the extent to which it is involved in future business combinations.
Useful Life of Intangible Assets – In April 2008, the FASB amended the factors to be considered in determining the useful life of a recognized intangible asset, including assumptions regarding renewals or extensions (ASC 350). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. The Company adopted this guidance as of January 1, 2009, which did not have a material impact on the Company’s financial position, results of operations or cash flows.
Subsequent Events – In May 2009, and as amended in February 2010, the FASB issued guidance which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued (ASC 855–Subsequent Events). The Company adopted this guidance in 2009.
3. Inventories
Inventories as of December 31, 2010 and 2009, consisted of the following (in thousands):

	2010	2009
Natural gas	$86	$33
Natural gas liquids at lower of cost or market	3,376	—
Natural gas liquids at market	233	235
Coal at lower of cost or market	64	64

Total	$3,759	$332

LDH Energy Asset Holdings LLC
Notes to Consolidated Financial Statements (continued)

4. Property, Plant and Equipment, Net
Property, plant and equipment, net as of December 31, 2010 and 2009, consisted of the following (in thousands):

	Estimated Useful Lives	2010	2009
Land	—	$22,117	$22,043
Pipelines and related equipment	5 to 40 years	356,331	351,372
Cryogenic and fractionation facilities and related equipment	3 to 20 years	64,319	58,746
Storage facilities	20 to 40 years	213,773	168,812
Computer equipment and software	3 to 5 years	2,394	2,022
Other	3 to 20 years	12,743	12,738
Construction in progress	—	16,036	3,911

		687,713	619,644
Accumulated depreciation		(76,652)	(52,503)

Property, plant and equipment, net		$611,061	$567,141
Construction in progress represents capital improvements to existing storage facilities, pipelines and other property and equipment.
5. Intangible Assets
Intangible assets as of December 31, 2010 and 2009, were as follows (in thousands):

	Weighted-Average Amortization Period	2010	2009
Customer relationships	15 years	$20,766	$20,766
Total accumulated amortization		(5,307)	(3,923)

Intangibles, net		$15,459	$16,843
Amortization expense related to intangible assets is expected to be approximately $1.4 million for each of the next five years.
6. Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses as of December 31, 2010 and 2009, consisted of the following (in thousands):

	2010	2009
Accounts payable	$7,206	$2,680
Accrued cost of revenues	69,983	75,269
Accrued operating expenses	3,586	4,155
Accrued capital expenditures	9,502	4,460
Accrued property taxes	3,231	3,010
Accrued interest	1,538	1,200
Accrued other	8,072	4,030

Accounts payable and accrued expenses	$103,118	$94,804

LDH Energy Asset Holdings LLC
Notes to Consolidated Financial Statements (continued)

7. Financing Agreement
Effective December 2, 2009, AH II entered into a credit agreement with a syndicate of lenders with UBS Securities LLC, Wells Fargo Securities LLC, and RBS Securities Inc. acting as arrangers, UBS AG acting as Administrative Agent, and the Company and AH II’s operating subsidiaries acting as Guarantors (the “Financing Agreement”). The Financing Agreement consists of a $250.0 million term loan and $100.0 million revolving credit facility. The term loan is scheduled to mature on December 2, 2013, and the revolving credit facility is scheduled to expire on December 2, 2012. For purposes of maintaining the revolving credit facility, a commitment fee is payable quarterly in arrears calculated based upon the average daily undrawn commitment during the period multiplied by a specific rate. Term loans and drawings under the revolving credit facility bear interest at a rate determined by the greater of LIBOR or 1%, the federal funds rate or a base rate (set by the Administrative Agent), plus a spread between 2.0% to 4.25%.
As of December 31, 2010 and 2009, outstanding borrowings under the term loan were $250.0 million and bore interest at approximately 4.25% and 5.25%, respectively. Proceeds from the term loan, net of deferred financing fees of approximately $11.1 million, were approximately $238.9 million. Immediately after the close of the Financing Agreement, AH II, through the Company, distributed approximately $224.2 million of the net proceeds to LDH Energy, its member, as a return of capital.
As of December 31, 2010 and 2009, there were no outstanding borrowings under the revolving credit facility. AH II may borrow under this facility at any time during its term for the purpose of funding the general working capital needs of AH II and its subsidiaries, as well as to fund capital expenditures and acquisitions.
In January 2010, AH II entered into three interest rate cap agreements to hedge exposure to rising interest rates from February 2011 through February 2012. The agreements provide for a LIBOR interest rate cap of 1% using 3-month LIBOR on $125.0 million of floating rate debt. These interest rate contracts are recorded at fair value with changes in fair value recorded through interest expense in the statement of income and are included in prepaid expenses and other current assets on the accompanying balance sheet. The Company did not apply hedge accounting and the fair value as of December 31, 2010 was not significant.
At December 31, 2010 and 2009, gross deferred financing costs were approximately $11.3 million and $11.1 million, respectively, with accumulated amortization of approximately $3.4 million and $0.2 million, respectively, and are included in other assets in the accompanying consolidated balance sheet. Amortization of deferred financing costs in the future is as follows (in thousands):

2011	$3,102
2012	3,013
2013	1,855
The Financing Agreement contains certain ratios of debt-to-adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) and adjusted EBITDA to certain fixed charges to which the Company must adhere. In addition, the Financing Agreement restricts the payment of dividends, level of investments, and capital expenditures by the Company.
Concurrent with the execution of the Financing Agreement, a security agreement was executed among the Company, its subsidiaries, and its lenders, which provides for a security interest in substantially all of the Company’s assets to be granted to its lenders to secure the borrowings under the Financing Agreement.
8. Related Party Transactions
Louis Dreyfus Energy Services (“LDES”) was a significant customer of the Company during the years ended December 31, 2010, 2009, and 2008, representing approximately 32.6%, 38.1% and 35.8% of total revenues, respectively. The Company does not charge interest on past due trade receivables with related parties.

LDH Energy Asset Holdings LLC
Notes to Consolidated Financial Statements (continued)

8. Related Party Transactions (continued)
Until December 2, 2009, when the Company entered into the Financing Agreement, LDH Energy and its affiliates provided all funds to the Company. Generally, all cash generated or used by the Company was remitted to or received from LDH Energy on a daily basis. LDH Energy charged interest to the Company based upon the daily net intercompany balance. Intercompany balances bore interest at rates indexed to LIBOR. During the years ended December 31, 2009 and 2008, affiliated debt balances bore interest at an average annual rate of approximately 2.1% and 3.5%, respectively. The Company recorded net interest expense, which was recorded through the due to related parties account, of $5.4 million and $12.5 million for the years ended December 31, 2009 and 2008, respectively. The Company capitalized interest of $1.0 million during the year ended December 31, 2009, which is included in property, plant and equipment, net in the accompanying consolidated balance sheets. During 2008, the Company’s member converted a portion of the due to related parties balance into an equity contribution (see Note 1). During 2009, the remaining balance in the due to related parties account was converted into an equity contribution.
Effective March 1, 2009, AH II entered into a $100 million revolving credit facility (the “Facility”) with Louis Dreyfus Finanz A.G., an affiliate of the Company. For purposes of maintaining the Facility, a commitment fee was payable quarterly, in arrears, beginning three months after the effective date of the agreement. The commitment fee was calculated based upon the average daily available commitment during the period multiplied by 6.0%. Borrowings under the Facility bore interest at LIBOR plus 4.0%. This Facility was terminated as of December 1, 2009, prior to AH II entering into the Financing Agreement (see Note 7). Commitment fees paid to the affiliate in conjunction with the Facility during the year ended December 31, 2009, were approximately $4.6 million. The Company did not borrow any funds under the Facility prior to its termination.
LDH Energy and certain affiliates provided general and administrative services to the Company during the years ended December 31, 2010, 2009 and 2008, including accounting, asset operations, human resources, information technology, legal, payroll, tax, and treasury. The Company was also allocated general and administrative expenses related to corporate and executive services and costs related to LDH Energy’s variable incentive compensation programs. The Company was charged for such services and programs based upon methodologies designed by management of LDH Energy to reflect the consumption of resources by the Company. General and administrative expense allocations, which are included in general and administrative expenses in the accompanying consolidated statements of income, during the years ended December 31, 2010, 2009 and 2008, were as follows (in thousands):

	Year Ended December 31
	2010	2009	2008
Administrative services	$17,766	$10,349	$5,822
Corporate and executive services	47	1,042	1,792
Direct variable incentive compensation	5,284	4,202	1,589
Indirect variable incentive compensation	6,928	4,628	1,259

Total expense allocations	$30,025	$20,221	$10,462
Prior to December 2, 2009, the date on which the Company entered into the Financing Agreement, all allocations of general and administrative expenses were settled through the due to related parties balance. After such date, the Company settles allocations of administrative services and variable incentive compensation of employees who are providing direct services to the Company in cash. Allocations of corporate and executive costs and indirect variable incentive compensation after such date are accounted for as capital contributions to the Company.
The Company has been allocated costs related to a phantom incentive plan and a management equity plan adopted by LDH Energy (see Note 10).
During the years ended December 31, 2010, 2009 and 2008, substantially all of the employees of the Company were eligible for employee benefits under a defined contribution plan, a defined benefit pension plan, and an unfunded postretirement plan sponsored by either LDH Energy or its affiliate. The unfunded postretirement plan provided medical, dental and life insurance benefits. Costs or gains for these benefits were recorded by the Company based upon its calculated portion of the expenses under these plans. Expenses related to these employee benefit plans were approximately $3.3 million, $3.9 million and $2.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

LDH Energy Asset Holdings LLC
Notes to Consolidated Financial Statements (continued)

8. Related Party Transactions (continued)
Effective December 31, 2008, LDH Energy terminated the unfunded postretirement plan. The Company recognized a gain of $2.4 million during the year then ended as a result of this termination, which is recorded in general and administrative expenses in the accompanying consolidated statement of income. Effective January 2, 2009, LDH Energy froze the defined benefit pension plan to new entrants and, effective March 1, 2009, the benefit accrual was frozen.
As noted above, various costs incurred by LDH Energy and affiliates on behalf of the Company were allocated to the Company. The Company’s management believes that the basis used for allocating such costs was reasonable.
9. Commitments and Contingencies
The Company leases office space, automobiles, and office equipment under non-cancelable operating leases that have expiration dates extending through July 2015. Aggregate rent expense during the years ended December 31, 2010, 2009 and 2008, was approximately $0.5 million, $1.0 million and $1.1 million, respectively.
Future minimum lease payments under such leases with lease terms in excess of one year as of December 31, 2010, are as follows (in thousands):

2011	$171
2012	86
2013	20
2014	19
2015	5

$301
In the normal course of business, the Company is subjected to various legal or environmental claims by third parties. The Company records accruals relating to such claims when a liability becomes probable and estimable. The Company has accrued approximately $0.5 million and $2.5 million related to such matters as of December 31, 2010 and 2009, respectively. The Company does not expect outstanding claims to have a material adverse effect on the Company’s financial condition or results of operations.
The Company leases long-term storage and transportation to third party customers and related parties. Future minimum rentals to be received by the Company under non-cancelable operating leases as of December 31, 2010, are as follows (in thousands):

2011	$65,657
2012	57,631
2013	28,928
2014	14,690
2015	8,470
Thereafter	—

$175,376
The above amounts include leases with related parties in 2011 through 2013 of approximately $29.6 million, in the aggregate.

LDH Energy Asset Holdings LLC
Notes to Consolidated Financial Statements (continued)

10. Stock-Based Compensation
Phantom Equity Incentive Plan – Effective January 1, 2007, LDH Energy adopted a phantom equity incentive plan (“Phantom Equity Plan”) to provide certain employees, selected by the Board of Directors, an opportunity to participate in the realized and unrealized appreciation of the equity value of LDH Energy. Awards under the Phantom Equity Plan are subject to various vesting provisions, generally ranging from zero to three years, and may change on an annual basis. LDH Energy accounts for grants under the Phantom Equity Plan as liability awards under ASC 718–Compensation-Stock Compensation and uses fair value to measure compensation expense related thereto. The Company has been allocated compensation expense related to the Phantom Equity Plan based on the specific identification of participants who provided or are providing services to the Company. During the years ended December 31, 2010¸ 2009, and 2008, the Company recorded non-cash compensation (income) expense of approximately $0.3 million, $1.2 million, and $(8.5) million, respectively, which are included in general and administrative expenses in the accompanying consolidated statements of income.
Effective December 31, 2008, LDH Energy froze the Phantom Equity Plan. As such, no future benefits will accrue under the Phantom Equity Plan other than the continued vesting of existing grants. At December 31, 2009, total unvested awards for participants who are providing services to the Company were approximately $0.3 million. The awards are fully vested as of December 31, 2010.
Management Equity Plan – Effective December 1, 2009, LDH Energy adopted a profit participation plan (“Equity Plan”) to attract and retain certain employees, selected by the Board of Directors, by providing them with an opportunity to participate in the appreciation of the value of LDH Energy over time. Selected employees have been awarded membership interests that indirectly entitle them to 14.45% of the prospective profits and losses of LDH Energy, as defined by the agreement. The membership interests are subject to certain vesting provisions, which provide for 25% vesting on the date of grant with the remainder generally over a three year period. LDH Energy accounts for the Equity Plan as a liability plan under ASC 718.
During the years ended December 31, 2010 and 2009, the Company allocated non-cash compensation expense of approximately $2.9 million and $0.4 million, respectively, related to the Equity Plan, which is included in general and administrative expenses in the accompanying consolidated statement of income.
11. Insurance Settlement
In September 2005, Hurricane Rita caused the temporary cessation of operations at the facility in which Sea Robin owns an interest. During the year ended December 31, 2008, the Company recognized approximately $6.2 million in business interruption insurance proceeds, which is included in Fractionation and Processing revenues in the accompanying consolidated statement of income.
In 2008, Hurricane Ike caused the temporary cessation of operations at MBLP and LDH Energy Pipeline L.P. During 2010, the Company collected approximately $3.0 million in business interruption insurance proceeds, which are reflected as revenues in the Company’s 2010 consolidated financial statements.
In February 2010, the Company suffered an electrical failure which damaged equipment at one of the Company’s Storage facilities. During the year ended December 31, 2010, the Company recognized approximately $0.6 million in insurance proceeds, which is included in Operating expenses in the accompanying consolidated statement of income.
12. Segment Information
The Company’s consolidated financial statements reflect the following reportable business segments conducting business exclusively in the U.S.:

•	Storage – Consists of operations associated with MBLP, LDH Energy Hattiesburg LLC, and LDH Energy Cyrus River Terminal LLC (see Note 1).

•	Pipeline Transportation – Consists of operations associated with LDH Energy Pipeline L.P. and LDH Energy Gas Development L.P. (see Note 1).

•	Fractionation and Processing – Consists of operations associated with LDH Energy Refinery Services LLC and Sea Robin (see Note 1).

LDH Energy Asset Holdings LLC
Notes to Consolidated Financial Statements (continued)

12. Segment Information (continued)
The financial results for each segment are prepared using a management approach, which is consistent with the basis and manner in which the Company internally segregates financial information for the purpose of assisting in making internal operating decisions. Corporate/Other contains certain assets (primarily cash and deferred financing costs), and related expenses that are not allocated to the segments (including compensation expense associated with the Phantom Equity Plan and Equity Plan), except to the extent that the expense can be directly attributable to the segment. Corporate/Other is shown to reconcile to the Company’s consolidated results.

	Year ended December 31
	2010	2009	2008
	(In Thousands)
Revenues
Storage:
Revenues from third parties	$81,635	$53,411	$46,458
Revenues from related parties	37,664	28,114	8,071

Total Storage revenues	119,299	81,525	54,529
Pipeline Transportation:
Revenues from third parties	27,588	7,100	610
Revenues from related parties	12,435	31,073	28,207

Total Pipeline Transportation revenues	40,023	38,173	28,817
Fractionation and Processing:
Revenues from third parties	124,315	98,317	161,217
Revenues from related parties	62,877	38,652	80,120

Total Fractionation and Processing revenues	187,192	136,969	241,337

Total revenues	$346,514	$256,667	$324,683

	Year ended December 31
	2010	2009	2008
	(In Thousands)
Operating income (loss)
Storage	$61,881	$33,424	$14,795
Pipeline Transportation	12,288	11,171	512
Fractionation and Processing	50,273	23,104	41,196
Corporate/other	(16,481)	(12,417)	4,398

Total operating income	$107,961	$55,282	$60,901

LDH Energy Asset Holdings LLC
Notes to Consolidated Financial Statements (continued)

12. Segment Information (continued)

	Year ended December 31
	2010	2009	2008
	(In Thousands)
Interest expense, net
Storage	$3,736	$3,351	$999
Pipeline Transportation	2,011	1,805	3,930
Fractionation and Processing	(19)	804	(20)
Corporate/other	11,166	4,512	7,585

Total interest expense, net	$16,894	$10,472	$12,494

	Year ended December 31
	2010	2009	2008
	(In Thousands)
Depreciation and amortization
Storage	$17,301	$13,695	$8,535
Pipeline Transportation	4,710	4,440	3,263
Fractionation and Processing	3,585	3,991	3,815
Corporate/other	1	153	160

Total depreciation and amortization	$25,597	$22,279	$15,773

	Year ended December 31
	2010	2009	2008
	(In Thousands)
Capital expenditures
Storage	$48,343	$79,659	$103,551
Pipeline Transportation	8,591	14,430	56,244
Fractionation and Processing	6,148	2,010	12,808
Corporate/other	5	45	183

Total capital expenditures	$63,087	$96,144	$172,786

LDH Energy Asset Holdings LLC
Notes to Consolidated Financial Statements (continued)

12. Segment Information (continued)

	December 31
	2010	2009
	(In Thousands)
Assets
Storage	$428,183	$388,489
Pipeline Transportation	238,278	233,793
Fractionation and Processing	100,260	98,446
Corporate/other	18,318	29,956

Total assets	$785,039	$750,684

	December 31
	2010	2009
	(In Thousands)
Goodwill
Storage	$15,820	$15,820
Pipeline Transportation	2,679	2,679
Fractionation and Processing	5,939	5,939

Total goodwill	$24,438	$24,438
Significant Customers – Revenues from LDES, which is a customer of each of the operating segments, comprised 32.6%, 38.1% and 35.8% of the Company’s revenues during the years ended December 31, 2010, 2009 and 2008, respectively. A third-party customer and its affiliates also accounted for approximately 29.8%, 30.5%, and 37.9% of the Company’s revenues for the years ended December 31, 2010, 2009, and 2008, respectively, of which the majority of those revenues (27.9%, 28.8%, and 36.7% for the years ended December 31, 2010, 2009, and 2008, respectively) were in the Fractionation and Processing segment.
13. Subsequent Events
Subsequent events have been evaluated through February 28, 2011, the date on which the financial statements were available to be issued.